UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 9)*

WASTE INDUSTRIES USA, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

941057 10 1 (CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number 941057 10 1 Page 2 of 5

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (entities only)

Lonnie C. Poole, Jr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
Not Applicable
3.	SEC Use Only

4.	Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned By Each Reporting Person With	5. Sole Voting Power

2,664,527
6. Shared Voting Power

1,833,647
7. Sole Dispositive Power

2,664,527
8. Shared Dispositive Power

1,833,647

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

4,498,176
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

Not Applicable
11.	Percent of Class Represented by Amount in Row (9)

32.77%
12.	Type of Reporting Person (See Instructions)

IN

CUSIP Number 941057 10 1 Page 3 of 5

Item 1	(a)	Name of Issuer

Waste Industries USA, Inc.

Item 1	(b)	Address of Issuer’s Principal Executive Offices

3301 Benson Drive, Suite 601, Raleigh, NC 27609

Item 2	(a)	Name of Person Filing

Lonnie C. Poole, Jr.

Item 2	(b)	Address of Principal Business Office, or, if None, Residence

3301 Benson Drive, Suite 601, Raleigh, NC 27609

Item 2	(c)	Citizenship

United States

Item 2	(d)	Title of Class of Securities

Common Stock

Item 2	(e)	CUSIP Number

941057 10 1

Item 3.	Filing Pursuant to Rules 13d-1(b) or 13d-2(b)

Not Applicable

CUSIP Number 941057 10 1 Page 4 of 5

Item 4.	Ownership

(a) Amount Beneficially Owned:

On December 31, 2006, Mr. Poole beneficially owned an aggregate of 4,498,176 shares of the Issuer’s common stock which includes (i) 2,195,840 shares of the Issuer’s common stock owned directly, (ii) options to purchase 35,843 shares of the Issuer’s common stock that were exercisable within 60 days of December 31, 2006, (iii) 1,741,729 shares of common stock held in grantor trusts for the benefit of his children, (iv) 30,598 shares of common stock held by Mr. Poole’s spouse, (v) 61,320 shares of common stock held by an investment partnership in which Mr. Poole is a general partner, and (vi) 432,846 shares of common stock held by a trust for the benefit of his grandchildren for which Mr. Poole serves as the trustee.

(b) Percentage of Class:

32.77%

(c) See Rows (5)-(8) on Page 2. The shares as to which Mr. Poole has sole voting and dispositive power consist of 2,195,840 shares owned directly; 35,843 shares subject to currently exercisable options and 432,846 shares held in a trust of which Mr. Poole is the trustee. The shares as to which Mr. Poole shares voting and dispositive power consist of 30,598 shares held by his spouse, 1,741,729 shares held by three grantor trusts of which Mr. Poole’s children are beneficiaries and/or trustees, and 61,320 shares held by an investment partnership of which Mr. Poole serves as a general partner.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

CUSIP Number 941057 10 1 Page 5 of 5

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2007

February 14, 2007
Date

/s/ Lonnie C. Poole, Jr.
Lonnie C. Poole, Jr.